SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

La Molina, October 30, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Banco de Crédito del Perú (“BCP”), a subsidiary of Credicorp, issued bonds (Non-Cumulative Fixed/Floating Rate Step-up Junior Subordinated Notes due 2069) through its Panamanian branch for a total amount of US$ 250’000,000  under 144 A7 Regulation S trade.

The main characteristics and conditions of the issue are:

Amount placed:	US$ 250’000,000

Nominal Value:	US$100,000

Face amount:	US$ 250’000,000

Price:	100% of face amount

Gross proceeds:	US$ 250’000,000

Fixed rate:	9.75%

Yield to first call date:	9.75%

Benchmark 10 year to 6-month LIBOR swap rate:	3.583%

Initial spread to benchmark 10 year to 6-month LIBOR swap rate:	616.7 bps

Step-up rate:	816.7 pbs, plus the 3-month LIBOR rate

Fixed interest payment dates:	Semi-annually for the first 10 years and then quarterly: November 6, February 6, May 6, and August 6 of each year, commencing on February 6, 2020

First call date:	November 6, 2019

Trade date:	October 30, 2009

Settlement:	T+5, November 6, 2009

Listing:	Luxembourg Euro MTF

CUSIP:	144A: US05954TAC53
REG S: USP09646AB92

Denominations/Multiple:	US$100,000 and integral multiples of US$ 1,000 in excess thereof

Ratings:	Standard & Poor’s BB
Fitch BB+

Bookrunners:	Banc of America Securities LLC
J.P. Morgan Securities Inc.

Additional comments:

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawal at any time.

The information contained in this notice is subject to, and in making an investment decision you should rely on, the detailed description of the securities contained in the Preliminary Offering Memorandum, dated October 22, 2009 (The “Offering Memorandum”) relating to the securities, as supplemented by this final pricing term sheet. The Offering Memorandum contains, among other things, a description of the risks involved in investing in the securities.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The securities will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The securities have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or on applicable exemption from the registration requirements. As set forth in the Final Offering Memorandum dated the date hereof, each buyer of a Note who is subject to ERISA or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the Note that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

The Issuer and the Managers or any other dealer participating in the offering will arrange to send you the Offering Memorandum if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 and J.P. Morgan Securities Inc. toll free at 1-866-846-2874.

Yours faithfully,
/s/ Fernando Palao
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative